FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Marlon Anthony M.	2. Issuer Name and Ticker or Trading Symbol Sierra Health Services, Inc. SIE		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman and Chief Executive Officer
(Last) (First) (Middle) 2724 N. Tenaya Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year Oct. 24, 2002
(Street) Las Vegas, NV 89128		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	10-24-02		I		21,355.06	A	13.0402	129,915.0316(1)	I	By 401(k) Plan
Common Stock								204,680	D
Common Stock								1,135,341	I	(2)
Common Stock								1,500	I	(3)
Common Stock								375,000	I	(4)
Common Stock								375,000	I	(5)
Common Stock								443,662	I	(6)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) On the indicated date, the reporting person acquired 21,355.0631 shares of Sierra Common Stock under the Sierra Health Automatic Retirement Plan (401(K) Plan), in a transaction exempt under Rule 16b-3(f).
(2) The reporting person disclaims beneficial ownership of the shares of Common Stock held by the respective trust and this report shall not be deemed an admission that the reporting person is the beneficial owner of, or has a pecuniary interest in, such securities for purposes of Section 16 or any other purpose./By the Marlon Family Trust.
(3) The reporting person disclaims beneficial ownership of the shares of Common Stock held by the respective trust and this report shall not be deemed an admission that the reporting person is the beneficial owner of, or has a pecuniary interest in, such securities for purposes of Section 16 or any other purpose./By the AMRM Family Partners, Ltd..
(4) The reporting person disclaims beneficial ownership of the shares of Common Stock held by the respective trust and this report shall not be deemed an admission that the reporting person is the beneficial owner of, or has a pecuniary interest in, such securities for purposes of Section 16 or any other purpose./By the Anthony M. Marlon Charitable Remainder Trust.
(5) The reporting person disclaims beneficial ownership of the shares of Common Stock held by the respective trust and this report shall not be deemed an admission that the reporting person is the beneficial owner of, or has a pecuniary interest in, such securities for purposes of Section 16 or any other purpose./By the Renee Marlon Charitable Remainder Trust.
(6) The reporting person disclaims beneficial ownership of the shares of Common Stock held by the respective trust and this report shall not be deemed an admission that the reporting person is the beneficial owner of, or has a pecuniary interest in, such securities for purposes of Section 16 or any other purpose./By the AMRM Family Trust.

By: /s/ Anthony M. Marlon, M.D. **Signature of Reporting Person	Oct. 24, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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